Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF  SECOND QUARTER 2025
WITH RECORD HIGH RESULTS

 THE COMPANY REPORT ITS HIGHEST-EVER QUARTERLY REVENUE, OPERATING PROFIT,
PROFIT BEFORE TAX, AND NET INCOME

YAVNE, Israel – August 12, 2025 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter Fiscal Year 2025

•	Sales increased by 9.4% to NIS 160.5 million (US$ 47.6 million) from NIS 146.7 million (US$ 43.5 million) in the second quarter of 2024.
•	Gross profit decreased by 4.1% year-over-year to NIS 44.0 million (US$ 13.0 million).
•	Operating profit after other expenses increased by 113.9% year-over-year to NIS 20.6 million (US$ 6.1 million).
•	Net profit increased by 365.5% year-over-year to NIS 31.9 million (US$ 9.5 million(.
•	Basic earnings per share of NIS 2.3 (US$ 0.7).
•	Cash and securities balance of NIS 213.9 million (US$ 63.4 million) as of June 30, 2025.

Management Comment

Zwi Williger & Joseph Williger, Chairman & CEO of Willi-Food, respectively, commented: “We are pleased to present G. Willi-Food International’s second quarter 2025 results. This quarter marks an all-time record high across a range of key parameters, including sales, operating profit, income before tax, and net income. These strong results reflect the Company’s continued hard work and strategic focus, including the development of new high-quality products and the expansion of sales and availability of our existing product portfolio.

We are also actively strengthening our relationships with our worldwide suppliers to further expand our business operations. At the same time, we are enhancing our logistics and operational abilities to support the growing demand for our products across the wide range of categories in which we operate.

The company operates with a comprehensive understanding of the market and the end consumer. In a time of rising living costs, it is committed to maintaining competitive prices while delivering exceptional taste. This policy reflects the company’s dedication to providing maximum value at a fair price.

In addition, we are moving forward with the construction of our new state-of-the-art refrigerated logistics center, which is expected to be completed by the beginning of next year. This new facility represents a major milestone for the Company, providing massive upgraded logistical capabilities, increased storage capacity, significantly improved cost efficiency, and enabling us to expand into new food categories.”

We remain optimistic about our path forward and are confident in our ability to sustain improvements and growth throughout 2025 and beyond.

Second Quarter Fiscal 2025 Summary

Sales for the second quarter of 2025 increased by 9.4% to NIS 160.5 million (US$ 47.6 million), compared to NIS 146.7 million (US$ 43.5 million) recorded in the second quarter of 2024.  The Company attributes the growth in sales primarily to an increase in inventory levels and improved product availability, which supported the growing demand for its products. The increase also reflects higher demand for the Company’s product portfolio and an increase in private label sales to large retail chains.

Gross profit for the second quarter of 2025 decreased by 4.1% to NIS 44.0 million (US$ 13.0 million), or 27.4% of revenues, compared to NIS 45.9 million (US$ 13.6 million), or 31.3% of revenues in the second quarter of 2024. The decline in gross profit and gross margin was primarily attributable to one-time credits received from suppliers in the corresponding quarter, as well as a lower provision for slow-moving inventory recorded in that period. Excluding the impact of these two factors, gross profit in Q2 2025 would have been higher than in the corresponding quarter, and the gross margin in the current quarter would have been similar to that of Q2 2024.

Selling expenses for the second quarter of 2025 decreased by 9.5% to NIS 16.8 million (US$ 5.0 million), compared to NIS 18.6 million (US$ 5.5 million) in the second quarter of 2024. This decrease was mainly due to a reduction in advertising and promotion.

General and administrative expenses for the second quarter of 2025 were NIS 6.6 million (US$ 2.0 million), remaining at the same level as in the second quarter of 2024.

Operating profit before other expenses for the second quarter of 2025 decreased by 2.8% to NIS 20.6 million (US$ 6.1 million), compared to NIS 21.2 million (US$ 6.3 million) in the second quarter of 2024.

Operating profit after other expenses for the second quarter of 2025 increased by 113.9% to NIS 20.6 million (US$ 6.1 million), compared to NIS 9.6 million (US$ 2.8 million) in the second quarter of 2024. The increase in operating profit was driven by a reduction in operating expenses and the absence of an expense of 11.6 million (US$ 3.1 million) recorded in the corresponding quarter, related to a financial sanction of NIS 11.6 million imposed on the Company by the Competition Authority.

Financial income, net for the second quarter of 2025 totaled NIS 20.0 million (US$ 5.9 million), compared to NIS 2.6 million (US$ 0.8 million) in the second quarter of 2024. Financial income for the second quarter of 2025 was comprised mainly of the Company’s portfolio of securities.

Willi-Food’s income before taxes for the second quarter of 2025 was NIS 40.6 million (US$ 12.0 million), compared to NIS 12.3 million (US$ 3.6 million) in the second quarter of 2024.

Willi-Food’s net profit in the second quarter of 2025 was NIS 31.9 million (US$ 9.5 million), or NIS 2.3 (US$ 0.7) per share, compared to NIS 6.8 million (US$ 2.0 million), or NIS 0.5 (US$ 0.1) per share, in the second quarter of 2024.

Willi-Food ended the second quarter of 2025 with NIS 213.9 million (US$ 63.4 million) in cash and securities. Net cash from operating activities for the second quarter of 2025 was NIS 2.5 million (US$ 0.7 million). Willi-Food’s shareholders’ equity at the end of June 2025 was NIS 612.9 million (US$ 181.8 million).

First Half Fiscal 2025 Highlights

•	Sales increased by 8.0% to NIS 305.3 million (US$ 90.6 million), compared to NIS 282.7 million (US$ 84.0 million) in the first half of fiscal year 2024.
•	Gross profit increased by 10.1% year-over-year to NIS 88.7 million (US$ 26.3 million).
•	Operating profit after other expenses increased by 90.8% year-over-year to NIS 40.6 million (US$ 12.0 million).
•	Net profit increased by 102.3% year-over-year to NIS 51.4 million (US$ 15.2 million), or 16.8% of sales.
•	Basic earnings per share of NIS 3.7 (US$ 1.1).

First Half Fiscal 2025 Summary

Sales for the six-month period ending June 30, 2025, increased by 8.0% to NIS 305.3 million (US$ 90.6 million), compared to NIS 282.7 million (US$ 83.8 million) recorded in the first half of 2024. The Company attributes the growth in sales primarily to an increase in inventory levels and improved product availability, which supported the growing demand for its products. The increase also reflects higher demand for the Company’s product portfolio and an increase in private label sales to large retail chains.

Gross profit for the first half of 2025 increased by 10.1% to NIS 88.7 million (US$ 26.3 million), or 29.0% of revenues, compared to NIS 80.6 million (US$ 23.9 million), or 28.5% of revenues, in the first half of 2024. The increase in gross profit and gross margins was due to the increase in the Company’s sales.

Selling expenses for the first half of 2025 decreased by 3.2% to NIS 33.9 million (US$ 10.1 million), compared to NIS 35.1 million (US$ 10.4 million) in the first half of 2024. The decrease was mainly due to a reduction in advertising and promotion.

General and administrative expenses for the first half of 2025 increased by 12.1% to NIS 14.2 million (US$ 4.2 million), compared to NIS 12.7 million (US$ 3.8 million) in the first half of 2024. The increase was mainly due to the provision for profit-based compensation to senior management resulting from the increase in operating profit

Operating profit before other expenses for the first half of 2025 increased by 23.6% to NIS 40.1 million (US$ 12.0 million), compared to NIS 32.8 million (US$ 9.7 million) in the first half of 2024. The increase was primarily due to the increase in gross profit and a decrease in operating expenses.

Other expenses for the first half of 2024 were NIS 11.6 million (US$ 3.1 million) in respect of the agreement reached by the Company with the competition authority for the payment of an administrative fine. For further details, please see the Company’s report on Form 6-K submitted to the Securities and Exchange Commission on July 17, 2024.

Operating profit after other expenses for the first half of 2025 increased by 90.8% to NIS 40.1 million (US$ 12.0 million), compared to NIS 21.3 million (US$ 6.3 million) in the first half of 2024. The increase was primarily due to the increase in gross profit, a decrease in operating expenses, and the administrative fine of NIS 11.6 million (US$ 3.1 million) recorded in the first half of 2024.

Financial income, net, for the first half of 2025 totaled NIS 25.2 million (US$ 7.5 million), compared to NIS 14.1 million (US$ 4.2 million) in the first half of 2024. Financial income, net, for the first half of 2025 was comprised mainly of interest and dividend income from the Company’s portfolio of securities in the amount of NIS 6.3 million (US$ 1.9 million) and from the revaluation of the Company’s portfolio of securities in the amount of NIS 19.6 million (US$ 5.8 million).

Willi-Food’s income before taxes for the first half of 2025 was NIS 65.8 million (US$ 19.5 million), compared to NIS 35.4 million (US$ 10.5 million) in the first half of 2024.

Willi-Food’s net profit in the first half of 2025 was NIS 51.4 million (US$ 15.2 million), or NIS 3.7 (US$ 1.1) per share, compared to NIS 25.4 million (US$ 7.5 million), or NIS 1.8 (US$ 0.5) per share, recorded in the first half of 2024.

NOTE A: NIS to US$ Exchange Rate Used for Convenience Only
A convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2025, with U.S. $1.00 equal to NIS 3.372. The translation is made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended June 30, 2025, are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing, and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers, and institutional consumers. The Company’s operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly-owned subsidiary that designs, develops, and distributes branded kosher dairy-food products.

FORWARD-LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the commercial terms with customers and suppliers and the timing of construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied in those forward-looking statements. These risks and other factors include, but are not limited to: the inability to improve commercial terms with customers and suppliers; delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not materialize; inability to sustain improvements and growth in the future; monetary risks including changes in marketable securities or changes in currency exchange rates, especially the NIS/U.S. Dollar exchange rate; payment default by any of our major clients; the loss of one or more of our key personnel; changes in laws and regulations, including those relating to the food distribution industry; and inability to meet and maintain regulatory qualifications and approvals for our products; termination of arrangements with our suppliers; loss of one or more of our principal clients; increase or decrease in global purchase prices of food products; increasing levels of competition in Israel and other markets in which we do business; changes in political, economic, and military conditions in Israel, particularly the recent war in Israel; economic conditions in the Company's core markets; delays and price increases due to the attacks on global shipping routes in the Red Sea; our inability to accurately predict consumption of our products and changes in consumer preferences; our inability to protect our intellectual property rights; our inability to successfully integrate our recent acquisitions; insurance coverage not sufficient to cover losses of product liability claims; risks associated with product liability claims; and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance, or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 11, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30,		December 31	June 30,		December 31
	2 0 2 5	2 0 2 4	2 0 2 4	2 0 2 5	2 0 2 4	2 0 2 4
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	94,334	94,972	122,938	27,976	28,165	36,458
Financial assets carried at fair value through profit or loss	119,556	104,600	123,189	35,456	31,020	36,532
Trade receivables	191,682	168,733	171,331	56,845	50,039	50,809
Other receivables and prepaid expenses	3,753	14,019	7,384	1,113	4,157	2,189
Inventories	116,493	121,908	98,234	34,547	36,153	29,132
Current tax assets	249	5,185	744	74	1,537	220
Total current assets	526,067	509,417	523,820	156,011	151,071	155,340

Non-current assets
Property, plant and equipment	188,216	144,840	168,217	55,817	42,954	49,886
Less - Accumulated depreciation	61,041	58,161	58,349	18,102	17,248	17,304
	127,175	86,679	109,868	37,715	25,706	32,582

Right of use asset	4,289	3,035	4,814	1,272	900	1,427
Financial assets carried at fair value through profit or loss	50,068	46,315	47,842	14,848	13,735	14,188
Goodwill	36	36	36	10	10	10
Total non-current assets	181,568	136,065	162,560	53,845	40,351	48,207

	707,635	645,482	686,380	209,856	191,422	203,547
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,848	1,640	2,179	548	486	646
Trade payables	31,448	41,136	28,203	9,326	12,199	8,363
Employees Benefits	4,745	4,537	4,532	1,407	1,345	1,344
Other payables and accrued expenses	19,272	21,584	25,015	5,715	6,400	7,418
Total current liabilities	57,313	68,897	59,929	16,996	20,430	17,771

Non-current liabilities
Lease liabilities	2,420	1,506	2,521	718	446	747
Deferred taxes	12,009	6,081	9,888	3,561	1,803	2,932
Retirement benefit obligation	1,102	1,055	1,102	327	312	326
Total non-current liabilities	15,531	8,642	13,511	4,606	2,561	4,005
Shareholders’ equity
Share capital	1,491	1,490	1,491	442	441	442
Additional paid in capital	173,486	172,880	173,062	51,449	51,269	51,323
Remeasurement of the net liability in respect of defined benefit	(256)	(154)	(256)	(75)	(45)	(75)
Capital fund	247	247	247	73	73	73
Retained earnings	460,451	394,108	439,024	136,551	116,879	130,194
Treasury shares	(628)	(628)	(628)	(186)	(186)	(186)
Equity attributable to owners of the Company	634,791	567,943	612,940	188,254	168,431	181,771

	707,635	645,482	686,380	209,856	191,422	203,547

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	305,320	282,694	160,477	146,658	90,546	83,836
Cost of sales	216,643	202,119	116,428	100,734	64,248	59,940

Gross profit	88,677	80,575	44,049	45,924	26,298	23,896

Operating costs and expenses:
Selling expenses	33,919	35,051	16,808	18,576	10,059	10,395
General and administrative expenses	14,171	12,685	6,613	6,135	4,203	3,762

Operating profit	40,587	32,839	20,628	21,213	12,036	9,739

Other expenses (income)	-	11,569	-	11,569	-	3,431

Operating profit after other expenses (income)	40,587	21,270	20,628	9,644	12,036	6,308

Financial income	26,604	15,152	21,478	4,188	7,890	4,493
Financial expense	(1,423)	(1,031)	(1,468)	(1,549)	(422)	(306)

Total financial income	25,181	14,121	20,010	2,639	7,468	4,187

Income before taxes on income	65,768	35,391	40,638	12,283	19,504	10,495
Taxes on income	(14,389)	(9,990)	(8,764)	(5,436)	(4,267)	(2,962)

Profit for the period	51,379	25,401	31,874	6,847	15,237	7,533

Earnings per share:
Basic earnings per share	3.7	1.8	2.3	0.5	1.1	0.5
Diluted earnings per share	3.6	1.8	2.2	0.5	1.1	0.5

Shares used in computation of basic EPS	13,883,685	13,867,017	13,883,685	13,867,017	13,883,685	13,867,017
Shares used in computation of diluted EPS	14,328,049	13,867,017	14,328,049	13,867,017	14,328,049	13,867,017
Actual number of shares	13,883,685	13,867,017	13,883,685	13,867,017	13,883,685	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	51,379	25,401	31,874	6,847	15,237	7,533
Adjustments to reconcile net profit to net cash used to continuing operating activities (Appendix A)	(48,830)	(40,352)	(29,636)	(25,571)	(14,481)	(11,967)

Net cash from (used in) continuing operating activities	2,549	(14,951)	2,238	(18,724)	756	(4,434)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,803)	(3,474)	(1,274)	(1,081)	(535)	(1,030)
Acquisition of property plant and equipment under construction	(18,196)	(18,262)	(7,427)	(13,941)	(5,396)	(5,416)
Proceeds from sale of property plant and Equipment	-	116	-	116	-	34
Proceeds from sale of marketable securities, net	20,760	4,212	15,620	3,589	6,156	1,249

Net cash used in (from) continuing investing activities	761	(17,408)	6,919	(11,317)	225	(5,163)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(988)	(1,087)	(408)	(367)	(293)	(322)
Dividend	(29,953)	(9,982)	(29,953)	(9,982)	(8,883)	(2,960)

Net cash used in continuing financing activities	(30,941)	(11,069)	(30,361)	(10,349)	(9,176)	(3,282)

Decrease in cash and cash equivalents	(27,631)	(43,428)	(21,204)	(40,390)	(8,195)	(12,879)

Cash and cash equivalents at the beginning of the financial period	122,938	137,466	116,870	134,850	36,459	40,767

Exchange gains (loss) on cash and cash equivalents	(973)	934	(1,332)	512	(288)	277

Cash and cash equivalents of the end of the financial year	94,334	94,972	94,334	94,972	27,976	28,165

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX A TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
	NIS				US dollars (*)
	(in thousands)

Increase (decrease) in deferred income taxes	2,121	1,213	2,303	(206)	629	360
Unrealized losses (gain) on marketable securities	(19,353)	(6,821)	(17,792)	1,226	(5,739)	(2,023)
Depreciation and amortization	3,773	2,644	1,918	795	1,119	784
Stock based compensation reserve	424	291	(128)	91	126	86
Exchange losses (gains) on cash and cash equivalents	973	(934)	1,332	(512)	288	(277)

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(6,684)	(1,339)	(8,153)	(9,021)	(1,983)	(397)
Decrease (increase) in inventories	(18,259)	(59,433)	6,659	(47,026)	(5,415)	(17,625)
Increase (decrease) in trade and other payables, and other current liabilities	(2,284)	30,588	(8,450)	33,125	(677)	9,071
Cash generated from operations	(39,289)	(33,791)	(22,311)	(21,528)	(11,652)	(10,021)
Income tax paid	(9,541)	(6,561)	(7,325)	(4,043)	(2,829)	(1,946)
Net cash flows used in operating activities	(48,830)	(40,352)	(29,636)	(25,571)	(14,481)	(11,967)

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.